UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Xerium Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98416J118

(CUSIP Number)

James A. Mitarotonda

Barington Capital Group, L.P.

888 Seventh Avenue, 6th Floor

New York, NY 10019

(212) 974-5710

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

April 2, 2018

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

(Continued on following pages)

(Page 1 of 30 Pages)

SCHEDULE 13D

CUSIP No. 98416J118	Page 2 of 30 Pages

1)	NAME OF REPORTING PERSON Barington Companies Equity Partners, L.P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS	WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 717,648
	8)	SHARED VOTING POWER none
	9)	SOLE DISPOSITIVE POWER 717,648
	10)	SHARED DISPOSITIVE POWER none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
717,648

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.38%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 98416J118	Page 3 of 30 Pages

1)	NAME OF REPORTING PERSON Barington Companies Investors, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS	OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 717,648
	8)	SHARED VOTING POWER none
	9)	SOLE DISPOSITIVE POWER 717,648
	10)	SHARED DISPOSITIVE POWER none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
717,648

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.38%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 98416J118	Page 4 of 30 Pages

1)	NAME OF REPORTING PERSON Barington Capital Group, L.P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS	OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 717,648
	8)	SHARED VOTING POWER none
	9)	SOLE DISPOSITIVE POWER 717,648
	10)	SHARED DISPOSITIVE POWER none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
717,648

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.38%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 98416J118	Page 5 of 30 Pages

1)	NAME OF REPORTING PERSON LNA Capital Corp.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS	OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 717,648
	8)	SHARED VOTING POWER none
	9)	SOLE DISPOSITIVE POWER 717,648
	10)	SHARED DISPOSITIVE POWER none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
717,648

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.38%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 98416J118	Page 6 of 30 Pages

1)	NAME OF REPORTING PERSON James A. Mitarotonda
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS	OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 717,648
	8)	SHARED VOTING POWER none
	9)	SOLE DISPOSITIVE POWER 717,648
	10)	SHARED DISPOSITIVE POWER none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
717,648

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.38%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 98416J118	Page 7 of 30 Pages

1)	NAME OF REPORTING PERSON Hilco Inc.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS	WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 49,485
	8)	SHARED VOTING POWER none
	9)	SOLE DISPOSITIVE POWER 49,485
	10)	SHARED DISPOSITIVE POWER none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,485

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.30%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 98416J118	Page 8 of 30 Pages

1)	NAME OF REPORTING PERSON Jeffery B. Hecktman
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS	OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 49,485
	8)	SHARED VOTING POWER none
	9)	SOLE DISPOSITIVE POWER 49,485
	10)	SHARED DISPOSITIVE POWER none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,485

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.30%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 98416J118	Page 9 of 30 Pages

1)	NAME OF REPORTING PERSON 1 NBL EH, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS	WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 49,485
	8)	SHARED VOTING POWER none
	9)	SOLE DISPOSITIVE POWER 49,485
	10)	SHARED DISPOSITIVE POWER none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,485

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.30%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 98416J118	Page 10 of 30 Pages

1)	NAME OF REPORTING PERSON Joseph R. Gromek
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS	OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 49,485
	8)	SHARED VOTING POWER none
	9)	SOLE DISPOSITIVE POWER 49,485
	10)	SHARED DISPOSITIVE POWER none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,485

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.30%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 98416J118	Page 11 of 30 Pages

1)	NAME OF REPORTING PERSON Michelle G. Applebaum
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS	OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 10,000
	8)	SHARED VOTING POWER none
	9)	SOLE DISPOSITIVE POWER 10,000
	10)	SHARED DISPOSITIVE POWER none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.06%

14)	TYPE OF REPORTING PERSON
IN

Page 12 of 30 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Xerium Technologies, Inc., a Delaware corporation (“Xerium” or the “Company”). The principal executive offices of the Company are located at 14101 Capital Boulevard, Youngsville, North Carolina 27596.

Item 2.	Identity and Background.

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, Hilco Inc., Jeffrey B. Hecktman, 1 NBL EH, LLC, Joseph R. Gromek and Michelle G. Applebaum (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

As of the close of business on April 11, 2018, the Reporting Entities are the beneficial owners of, in the aggregate, 826,618 shares of Common Stock, representing approximately 5.05% of the 16,367,743 shares of Common Stock reported by the Company to be issued and outstanding as of December 31, 2017 on page 48 of its Form 10-K filed with the Securities and Exchange Commission on February, 28 2018 (the “Issued and Outstanding Shares”).

Barington Companies Equity Partners, L.P. is a Delaware limited partnership.  The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 6th Floor, New York, New York 10019.

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC.  Barington Companies Investors, LLC is a Delaware limited liability company.  The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. and as an investment advisor to certain other parties and accounts. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 6th Floor, New York, New York 10019.  James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

Barington Companies Investors, LLC is a majority-owned subsidiary of Barington Capital Group, L.P.  Barington Capital Group, L.P. is a New York limited partnership.  The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 6th Floor, New York, New York 10019.

The general partner of Barington Capital Group, L.P. is LNA Capital Corp.  LNA Capital Corp. is a Delaware corporation.  The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P.  The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 6th Floor, New York, New York 10019.  James A. Mitarotonda, a United States citizen, is the sole stockholder and director of LNA Capital Corp.  The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule I and incorporated herein by reference in this Item 2.  The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P.  The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 6th Floor, New York, New York 10019.

Page 13 of 30 Pages

Hilco Inc. is an Illinois corporation.  The principal business of Hilco Inc. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Hilco Inc. is 5 Revere Drive, Suite 206, Northbrook, Illinois 60062.

Jeffery B. Hecktman, a United States citizen, is the Chairman and Chief Executive Officer, majority stockholder and sole director of Hilco Inc.  The executive officers of Hilco Inc. and their principal occupations and business addresses are set forth on Schedule I and incorporated herein by reference in this Item 2.  The principal occupation of Mr. Hecktman is serving as the Chairman and Chief Executive Officer of Hilco Trading, LLC.  The business address of Mr. Hecktman is c/o Hilco Trading, LLC, 5 Revere Drive, Suite 206, Northbrook, IL 60062.

1 NBL EH, LLC is a New York limited liability company. The principal business of 1 NBL EH, LLC is acquiring, holding and disposing of investments. The address of the principal business and principal office of 1 NBL EH, LLC is 1 North Bay Lane, East Hampton, New York 11937.

Joseph R. Gromek, a United States citizen, is the managing member of 1 NBL EH, LLC. The principal occupation of Mr. Gromek is investing.  The business address of Mr. Gromek is 1 North Bay Lane, East Hampton, New York 11937.

Michelle G. Applebaum is a United States citizen. The principal occupation of Ms. Applebaum is serving as a director of a publicly traded company.  The business address of Ms. Applebaum is 392 Woodland Road, Highland Park, Illinois 60035.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each Reporting Entity is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

 (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States.

Page 14 of 30 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

All purchases of Common Stock by the Reporting Entities were made in open market transactions. The amount of funds expended for purchases of Common Stock (excluding brokerage commissions and other execution-related costs) was approximately $3,412,044.95 by Barington Companies Equity Partners, L.P., $298,691.86 by Hilco Inc., $298,691.86 by 1 NBL EH, LLC and $65,150.00 by Michelle G. Applebaum. The transactions effected by Reporting Persons during the past 60 days are described in Schedule II attached hereto and incorporated herein by reference.

All such purchases were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, was undervalued and represented an attractive investment opportunity when purchased.

The Reporting Entities believe that Xerium’s strong position in a highly concentrated market, as well as its attractive EBITDA margins and modest capital spending requirements, are not adequately reflected in the Company’s current stock price. The Reporting Entities believe that the Company can significantly improve long-term shareholder value by taking a number of steps. These include, among other things:

(i)	exploring strategic transactions that include or facilitate a refinancing on more favorable terms of the Company’s $480 million aggregate principal amount of 9.5% senior secured notes, which are callable beginning in August 2018;

(ii)	reducing the Company’s cost structure;

(iii)	dedicating the Company’s ongoing free cash flow to reducing indebtedness; and

(iv)	improving the Company’s corporate governance, including by implementing a majority voting standard for uncontested director elections.

By letter to the Secretary of the Company dated March 13, 2018 (hereinafter, the “Nomination Letter”), Barington Companies Equity Partners, L.P. (together with its affiliates, hereinafter “Barington”) nominated two persons for election to the Board of Directors of Xerium at the Company’s 2018 annual meeting of stockholders.

On March 19, 2018, Xerium announced that its Board of Directors has initiated a review of strategic alternatives to maximize shareholder value. According to the announcement, alternatives could include a sale of the Company or its divisions and selected assets in separate transactions, a strategic merger, a Reverse Morris Trust transaction or other business combination. The Company stated that there can be no assurance that the Board’s strategic review will result in any transaction, or any assurance as to its outcome or timing, and that the Company does not intend to disclose or comment on developments related to its review unless and until the Board has approved a specific transaction or otherwise determined that further disclosure is appropriate.

Page 15 of 30 Pages

On March 20, 2018, representatives of Barington met with James F. Wilson, the Chairman of the Board of the Company. During the meeting, the representatives of Barington shared with Mr. Wilson certain of their recommendations to help improve long-term shareholder value at Xerium. They also expressed their hope that the Board’s review of strategic alternatives was not announced as a defensive measure in response to the Company’s receipt of the Nomination Letter.

Barington desires to continue to engage in discussions with Xerium concerning the business, operations, corporate strategy, management, cost structure, indebtedness and corporate governance of the Company, as well as Board representation.

None of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D, except as set forth herein or as would occur upon or in connection with any of the items or proposed actions discussed herein. The Reporting Entities have, and may again in the future, express their views to and/or meet with third parties regarding potential strategic transactions involving the Company or certain of the Company’s businesses or assets. The Reporting Entities intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s response to the suggestions and proposals of the Reporting Entities, actions taken by management and the Board of Directors of the Company including, without limitation, in response to the Nomination Letter, the progress or results of the strategic review, the Company’s financial position and strategic direction, the price levels of the shares of Common Stock, other investment opportunities available to the Reporting Entities, conditions in the securities markets, and general economic and industry conditions, the Reporting Entities may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, soliciting proxies for the election of Barington’s nominees to the Board, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, and/or otherwise changing their intention with respect to any and all matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.                Interest in Securities of the Issuer.

(a)       As of the close of business on April 11, 2018, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 717,648 shares of Common Stock, representing approximately 4.38% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 717,648 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. As the majority member of Barington Companies Investors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 717,648 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 717,648 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 717,648 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. Mr. Mitarotonda has sole voting and dispositive power with respect to the 717,648 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. Mr. Mitarotonda disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Page 16 of 30 Pages

As of the close of business on April 11, 2018, Hilco Inc. beneficially owns an aggregate of 49,485 shares of Common Stock, representing approximately 0.30% of the Issued and Outstanding Shares. As the Chairman and Chief Executive Officer, majority stockholder and sole director of Hilco Inc., Jeffery B. Hecktman may be deemed to beneficially own the 49,485 shares of Common Stock beneficially owned by Hilco Inc. Mr. Hecktman has sole voting and dispositive power with respect to the 49,485 shares of Common Stock beneficially owned by Hilco Inc. Mr. Hecktman disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

As of the close of business on April 11, 2018, 1 NBL EH, LLC beneficially owns an aggregate of 49,485 shares of Common Stock, representing approximately 0.30% of the Issued and Outstanding Shares. As the managing ember of 1 NBL EH, LLC, Joseph R. Gromek may be deemed to beneficially own the 49,485 shares of Common Stock beneficially owned by 1 NBL EH, LLC. Mr. Gromek has sole voting and dispositive power with respect to the 49,485 shares of Common Stock beneficially owned by 1 NBL EH, LLC.

As of the close of business on April 11, 2018, Michelle G. Applebaum beneficially owns an aggregate of 10,000 shares of Common Stock, representing approximately 0.06% of the Issued and Outstanding Shares. Ms. Applebaum has sole voting and dispositive power with respect to such shares.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each Reporting Entity is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(b)       Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda believe that, by virtue of their respective positions described in paragraph (a), each of them may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person, regardless of the fact that multiple persons within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such person reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other persons within the same chain of ownership.

Hilco Inc. and Jeffery B. Hecktman believe that, by virtue of their respective positions described in paragraph (a), each of them may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person, regardless of the fact that more than one person within the same chain of ownership reports sole voting and dispositive power with respect to such shares. Each such person reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other person within the same chain of ownership.

Page 17 of 30 Pages

1 NBL EH, LLC and Joseph R. Gromek believe that, by virtue of their respective positions described in paragraph (a), each of them may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person, regardless of the fact that more than one person within the same chain of ownership reports sole voting and dispositive power with respect to such shares. Each such person reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other person within the same chain of ownership.

Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

(c)       Information concerning all transactions in shares of Common Stock effected by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, Hilco Inc. and Jeffery B. Hecktman, 1 NBL EH, LLC, Joseph R. Gromek and Michelle G. Applebaum during the past 60 days is set forth in Schedule II attached hereto and incorporated herein by reference.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

The Reporting Entities are parties to an agreement with respect to the joint filing of this Statement and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Barington Companies Investors, LLC has entered into letter agreements with Hilco Inc. and 1 NBL EH, LLC, pursuant to which Barington Companies Investors, LLC is entitled to receive a fee with respect to certain profits Hilco Inc. and 1 NBL EH, LLC, may derive from their investments in various companies, including the Company.

Except as otherwise set forth herein, the Reporting Entities do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Company.

Page 18 of 30 Pages

Item 7.	Material to be Filed as Exhibits.

99.1	Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, Hilco Inc. and Jeffery B. Hecktman, 1 NBL EH, LLC, Joseph R. Gromek and Michelle G. Applebaum dated April 11, 2018.
99.2	Letter, dated March 13, 2018, from Barington Companies Equity Partners, L.P. to the Secretary of Xerium Technologies, Inc.

Page 19 of 30 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 11, 2018

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By: Barington Companies Investors, LLC, its general partner

By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda Title: Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda Title: Managing Member

BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp., its general partner

By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda Title: President and CEO

LNA CAPITAL CORP.

By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda Title: President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

HILCO INC.

By:	/s/ Eric W. Kaup
Name: Eric W. Kaup Title: Secretary

Page 20 of 30 Pages

/s/ Jeffery B. Hecktman
Jeffery B. Hecktman

1 NBL EH, LLC

By:	/s/ Joseph R. Gromek
Name: Joseph R. Gromek Title: Managing Member

/s/ Joseph R. Gromek
Joseph R. Gromek

/s/ Michelle G. Applebaum
Michelle G. Applebaum

Page 21 of 30 Pages

SCHEDULE I

Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda Chairman, President, CEO and Treasurer	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 6th Floor New York, NY 10019

Jared L. Landaw Secretary	Chief Operating Officer and General Counsel of Barington Capital Group, L.P.	888 Seventh Avenue 6th Floor New York, NY 10019

Officers of Hilco Inc.

Name and Position	Principal Occupation	Principal Business Address

Jeffrey B. Hecktman Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Hilco Trading, LLC	5 Revere Drive Suite 206 Northbrook, IL 60062

John P. Chen Treasurer and Chief Financial Officer	Chief Operating Officer of Hilco Trading, LLC	5 Revere Drive Suite 206 Northbrook, IL 60062
Eric W. Kaup Secretary	General Counsel of Hilco Trading, LLC	5 Revere Drive Suite 206 Northbrook, IL 60062

Page 22 of 30 Pages

SCHEDULE II

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, Hilco Inc., Jeffrey B. Hecktman, 1 NBL EH, LLC, Joseph R. Gromek and Michelle G. Applebaum during the past 60 days. All transactions were effectuated in the open market through a broker.

Shares purchased/(sold) by Barington Companies Equity Partners, L.P.

Date	Number of Shares	Price Per Share (*)
2/15/2018	7,500	$5.6326
2/16/2018	7,500	$5.6137
2/21/2018	1,450	$5.8996
2/22/2018	400	$5.7700
2/23/2018	2,565	$5.7939
3/19/2018	7,500	$6.6030
3/20/2018	5,200	$6.5358
3/21/2018	5,000	$6.6962
3/22/2018	7,500	$6.6385
3/23/2018	7,500	$6.5689
3/26/2018	7,500	$6.6372
3/27/2018	12,000	$6.5204
3/28/2018	7,500	$6.5953
4/2/2018	5,000	$6.4145
4/4/2018	5,000	$6.1410

Shares purchased/(sold) by Hilco Inc.

Date	Number of Shares	Price Per Share (*)
2/15/2018	3,750	$5.6326
2/16/2018	3,750	$5.6137
2/21/2018	725	$5.8996
2/22/2018	200	$5.7700
2/23/2018	1,282	$5.7939
3/19/2018	3,750	$6.6030
3/20/2018	2,600	$6.5358
3/21/2018	2,500	$6.6962
3/22/2018	3,750	$6.6385
3/23/2018	3,750	$6.5689
3/26/2018	3,750	$6.6372
3/27/2018	6,000	$6.5204
3/28/2018	3,750	$6.5953

Page 23 of 30 Pages

Shares purchased/(sold) by 1 NBL EH, LLC

Date	Number of Shares	Price Per Share (*)
2/15/2018	3,750	$5.6326
2/16/2018	3,750	$5.6137
2/21/2018	725	$5.8996
2/22/2018	200	$5.7700
2/23/2018	1,282	$5.7939
3/19/2018	3,750	$6.6030
3/20/2018	2,600	$6.5358
3/21/2018	2,500	$6.6962
3/22/2018	3,750	$6.6385
3/23/2018	3,750	$6.5689
3/26/2018	3,750	$6.6372
3/27/2018	6,000	$6.5204
3/28/2018	3,750	$6.5953

Shares purchased/(sold) by Michelle G. Applebaum

Date	Number of Shares	Price Per Share (*)
3/29/2018	10,000	$6.515

(*)	Excludes brokerage commissions and other execution-related costs.